200 Forge Way, Suite 205

Rockaway, NJ 07866

July 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: electroCore, Inc.
Registration Statement on Form S-3
File No. 333-284477

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), electroCore, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Thursday, July 24, 2025, at 5:00 p.m., Eastern Time, or as soon as thereafter practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement has been declared effective, please orally confirm that event with Ira Kotel, Dentons US LLP, outside counsel to the Registrant, at (212) 398-5787.

Very truly yours,

/s/ Joshua S. Lev
Joshua S. Lev Chief Financial Officer